

A.I. Powered, Voice Assistant
Software for Vehicles
Consumer Tech & Health



4 Time Loebner Prize Winning Tech
For Best Conversational A.I. System



DISCLAIMER



THIS PRESENTATION CONTAINS OFFERING MATERIALS PREPARED SOLELY BY SAPIENTX WITHOUT THE ASSISTANCE OF WEFUNDER, AND NOT SUBJECT TO FINRA RULE 2210. IN ADDITION, THIS PRESENTATION MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS BASED INFORMATION CURRENTLY AVAILABLE AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY ARE MEANT FOR ILLUSTRATIVE PURPOSES AND THEY DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS, ALL OF WHICH CANNOT BE MADE. MOREOVER, NO PERSON NOR ANY OTHER PERSON OR ENTITY ASSUMES RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF FORWARD-LOOKING STATEMENTS, AND IS UNDER NO DUTY TO UPDATE ANY SUCH STATEMENTS TO CONFORM THEM TO ACTUAL RESULTS.

SAPIENTX

PROBLEMS

Cerence in cars understands 37% of all user commands.
JD Powers

Alexa and Google need an Internet connection which our appliances don't have.
GE Appliances

Google needs to run on server farms and uses 100 GB of disk space. Google I/0 2019

SoundHound has 2 languages, English and German.

We want our brand and wake word in our cars... not theirs.
Volvo

SOLUTIONS

SapientX understands 99% of what I say.

SapientX is flexible and can run with or without the Internet.

SapientX can run on existing hardware using as little as 17 mb of disk space and 2% of the CPU.

SapientX speaks 40 languages allowing us to serve 5.5 billion potential users.

SapientX – No problem!



OUR SOLUTION

SAPIENTX A.I. POWERED SOFTWARE

SPEECH INPUT

(ASR)

NATURAL
LANGUAGE
UNDERSTANDING
+ Optional
Avatars

SYNTHETIC VOICE (TTS)

STABLE MATURE

READY TO EMBED IN

CUSTOMER

PRODUCTS



WE RUN



EDGE **CLOUD**





Microphone
Mouse
Touch Screen
Other HMI Device
Speaker
DISPLAY LAYER – WebGL/HTML5, IOS AND ANDROID
RayGun Platform
ASR Services
NLU Engine
Emotion Engine
TTS Services
Animation Engine
JSON
3rd Party Web Services
Cached User Data
Dictionary
Encyclopedia
JSON
Wikipedia

WE RUN ON











iOS

android

HTML

PATENTS PENDING (submitted 4/19)



SAPIENT X

COMPETITION + COLLABORATION

	WHITE LABEL	OFFLINE LANGUAGES	WORKS OFFLINE	DATA SAFE	QUESTION ACCURACY %
SapientX	✓	40	✓	✓	99
Cerence/Nuance	✓	41	✓	✓	37
SoundHound	✓	2	✗	✗	26
COMPETITORS					
Google	✗	18	✗	✗	88
Amazon	✗	15	✗	✗	73
FRIENDS					

WE WORK WITH GOOGLE and AMAZON. WE AVOID COMPETING in THEIR MARKETS

- SapientX and Hound, internal benchmark
- Amazon and Google, ZDnet test, Aug 2019
- Nuance / Cerence base product, JD Powers Report



TRACTION

















CUSTOMER PROTOTYPES – 20
R&D PROTOTYPES – 17
PARTNERS – 22
RESALE PARTNERS – 8
OPEN PROPOSALS – 22
DISCUSSIONS – 103





















CITIZEN

Vehicles

MITSUBISHI MOTORS
VOLVO
MAGNETI MARELLI
Indian MOTORCYCLE
ZERO MOTORCYCLES
KTM

Consumer Goods

SAMSUNG
LG
YAMAHA
GE APPLIANCES a Haier company
Haier

Robots, Telework, etc.













Misty Robotics
FUTURE ROBOT
ROBORUS
CITIZEN
Cisco webex
zoom

SAPIENT X

MARKET & REVENUE MODEL

VOICE A.I. MARKET $32 BIL. BY 2025
TAM – $7 BIL. BY 2025
SOM - $4.9 BIL. BY 2025
43.7% CAGR - RAPID GROWTH



Data Courtesy
Statista and Arizton

CAR LICENSING

Our licensing goals
are $20 per vehicle
+ yearly maintenance
& support of $5 per year.

Example:
Mitsubishi Outlander
400k Vehicles / year
= $8 mil. lic. / year +
$2 mil. recur rev / year

We estimate break-even
Q3/Q4 2021
Our CAC = ~$40k
Our LTV = ~$4 mil.
Or 100:1



| $.5m | $5.8m | $17m | $49.7m |
| 2020 | 2021 | 2022 | 2023 |

PROJECTIONS

Note, these are forward-looking figures that cannot be guaranteed.



FUNDING

Currently seeking:

•Seed Round of $1 mil. Preferred, voting stock

•Pre-money valuation of $6.9 mil.

SapientX's (2016 Delaware C-corp) software is based on $6+ mil. of Government & Private R&D funding (non-equity, non-dillutive), $450k of seed funding, ~$300k of bootstrap funding (cash) and 10 years of development.

CAP TABLE

David	~55%
Maclen	~8%
Bruce	~8%
Others	~29%

*Fully Diluted

USE OF FUNDS



5%

30%

65%

● Patents   ● Sales & Marketing
● Prototyping & Customer Integrations

TEAM SIZE

Current	12
Q2 2020	12
Q3	15



EXIT

We are focused on building and growing a great company. That said, we track 23 peer companies, 16 of which have been acquired:

Voysis > Apple	Snips > Sonos	ReplyYes > Nordstrom
Pullstring > Apple	Xoxco > Microsoft	Api.ai > Google
Kitt.ai > Baidu	Maluuba > Microsoft	Mindmeld > Cisco
Viv.ai > Samsung	Ozlo > Facebook	VoiceBox > Nuance
Sem. Machines > MS	VocalIQ > Apple	Siri > Apple
Kylie.ai > Directly		

- The average exit was at 5.8 years after having raised $14.7 mil. The exit multiple was 17 X over funds raised.

- M&A for AI companies is red hot with AI companies generating 2X higher exit valuations than other tech companies.

- We have been approached by Amazon, Samsung and Cerence re: M&A.

- We also track the IPO market which is very active.



SAPIENTX TEAM

FOUNDERS



David Colleen Co-founder & CEO Founded Planet 9 Studios. Ex-Matterport. 2008, began SapientX AI platform w/ Bruce Wilcox.



Maclen Marvit Co-founder & CTO Former NASA, Blue Origin and Worlds Inc. Joined David & Bruce 2013.



Bruce Wilcox Co-founder 3DO, Fujitsu & Amazon. 4 Time Loebner Prize Winner for Best AI. $1 bil. exit w/ Outfit 7 (Talking Angela)



TEAM

Afshin Mobramaein AI Programmer UCSC, PhD game A.I. Focused on advanced character scripting.



Alex Hessler Avatar Programmer Former Pixar, worked on Avatar+ Harry Potter movies. Focused on movie grade characters.



Emily Troutner Biz Dev. Bay Area based. Former Stanford Medicine, Intel, Johnson & Johnson. Focus - health and medical.



Alberto Rodriguez Bookkeeping & Office Management. Has worked with David for 16 years.



Hira Daud Mobile Systems Software engineer and mobile applications developer.



Ady DiPierro Avatar Artist. Focused on making world class characters.



Nick Ushio Biz Dev. Tokyo based. Former Panasonic , Mitsubishi. Focus - auto & tech in Asia.



David Apgar Interim CFO Former GoalScreen, Apgar Partners. Corporate Executive Board and McKinsey.



Rohan Pandey AI Programmer UCSC, Computer Engineering / A.I.. Focused on question answering from text.



Hannah Green Project Management Focused on customer relations and solid product delivery.



Hiro Ishimura Biz Dev. Tokyo based. SVMC, Genesis Microchip. Focus - electronics.

BOARD





Robert Blair
former CEO LSI
Logic and Maserati



Patti Glovsky
Investment Banker
Polygon Capital

ADVISORS



Dave Lorenzini
former Biz Dev
Google Earth



Mike Beebe
Former CEO
Mayfield Robotics



SAPIENTX